Mail Stop 4561

July 13, 2007

By U.S. Mail and Facsimile (404) 253-8340

H. Averett Walker
Chief Executive Officer and President
Security Bank Corporation
4219 Forsyth Road
Macon, Georgia 31210

Re: **Security Bank Corporation**
       Amendment No. 1 to Registration Statement on Form S-4
       Filed June 29, 2007
       File No. 333-143067

Dear Mr. Walker:

We have reviewed your amended filing on Form S-4 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Merger, page 20

1.   We note your response to our prior comments 14 and 15. Please revise to disclose with greater specificity the details of the negotiations, particularly with regard to price and other principal terms. Avoid summary disclosure that merely identifies issues addressed, but include the substance of the negotiations. We note, as an example only, the general statement in the fifth paragraph that "general discussions" were held regarding the terms, "including the possibility of having a combination of cash and stock…." Such statements should be robustly expanded to explain the substance of those discussions.

Reasons for the Merger

2.   We note your response to prior comment 16. Please revise this section thoroughly to clearly state the principal *reasons* that the board chose to support the merger, not merely generic "factors considered." In the first bullet point at the bottom of page 21, for example, stating that the board considered "the comparative financial condition, results of operations…" of the two entities tells the shareholder nothing specific about how those factors supported (or in other cases, did not support) the decision to engage in the merger.

Exhibit 8

3.   Please obtain a revised tax opinion that states that the discussion of the tax consequences of the transaction is counsel's opinion, rather than that the disclosure is an accurate discussion of the tax consequences.

*   *   *   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        If you have questions regarding these comments, please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any other questions.

                                                            Sincerely,

                                                            William Friar
                                                            Senior Financial Analyst

cc: Randolph A. Moore III, Esq.

Alston & Bird LLP
One Atlantic Center
1201 W. Peachtree Street, NW
Atlanta, Georgia 30309

Thomas O. Powell, Esq.
Troutman Sanders LLP
600 Peachtree Street, N.E., Suite 200
Atlanta, Georgia 30308